FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005


                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                                6 Posidonos Ave.
                             Kallithea 176 74 Athens
                                     Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued November 1, 2005 by Aries Maritime Transport Limited announcing its earnings for the third quarter of 2005 and a dividend declaration.

Exhibit 1
---------


Company Contacts:

Richard J.H. Coxall                         Leon Berman
Chief Financial Officer                     Principal
Aries Maritime Transport Limited            The IGB Group
(011) 30 210 9467433                        212-477-8438


                   ARIES MARITIME TRANSPORT LIMITED ANNOUNCES
               THIRD QUARTER AND NINE MONTH 2005 FINANCIAL RESULTS

                           Declares Dividend of $0.52

              Expanded Products Tanker Fleet Positions Company for
                   Attractive Long-Term Industry Fundamentals

ATHENS,  GREECE,  November 1, 2005 - Aries Maritime  Transport  Limited (NASDAQ:
RAMS), today reported revenues of $21.4 million for the three months ended September 30, 2005, compared to revenues of $16.1 million recorded for the three months ended June 30, 2005. The increase in revenues is primarily due to the growth of the Company's fleet and associated increase in operating days. As of September 30, 2005 the fleet comprised seven products tankers and five container ships compared to seven products tankers and four container ships as of June 30, 2005. During the three months ended September 30, 2005, vessel operating days totalled 1,090 compared to total vessel operating days of 916 for the three months ended June 30, 2005. Net income was $0.4 million or $0.01 basic and diluted earnings per share for the three months ended September 30, 2005, compared to net income of $1.9 million or $0.07 basic and diluted earnings per share recorded for the three months ended June 30, 2005. This decrease was mainly due to accelerated amortization of financing fees in the third quarter of this year, which produced a charge of $5.6 million. EBITDA for the three months ended September 30, 2005 was $11.8 million compared to $9.7 million for the three months ended June 30, 2005(1).

Revenues were $54.1 million for the nine months ended September 30, 2005. Net income was $7.1 million or $0.25 basic and diluted earnings per share, for the nine months ended September 30, 2005. EBITDA was $31.7 million for the nine months ended September 30, 2005. Net cash provided by operating activities was $26.6 million for the nine months ended September 30, 2005.

On June 8, 2005 the Company completed its initial public offering of 12,240,000 shares. The net proceeds of the offering totalled $143,055,000. These proceeds were applied to vessel acquisition, debt reduction, fees and expenses of the initial public offering and cash.

Mons S. Bolin, President and Chief Executive Officer, commented, "The nine-month 2005 period was an important one for Aries, as we delivered stable earnings to shareholders and positioned the Company for future growth. During the period, Aries continued to benefit from its 100% time charter coverage, resulting in the Company declaring its first dividend. We are pleased to have begun paying a dividend while taking important steps to grow our products fleet. With a modern fleet of products tankers, Aries is poised to take advantage of the favorable fundamentals in this market."

Fleet Report
------------

Aries operates a fleet of seven double-hulled products tankers and five container ships. The Company's products tankers consist of four double-hulled MR tankers, two double-hulled Panamax tankers and one double-hulled Aframax tanker with an average age of 8 years and an aggregate capacity of approximately 391,124 dwt.

The Company's five container ships range in capacity from 1,799 to 2,917 TEU and have an average age of 15.7 years. This fleet includes two vessels that the Company took delivery following its June 3, 2005 initial public offering.

On July 15, 2005 the Company took delivery of a 2,917 TEU container vessel, the CMA CGM Makassar, a sister ship of the CMA CGM Seine, which had been delivered in June 2005.

Also in the third quarter, the Company announced an agreement to purchase two 72,750 dwt double-hulled Panamax products tankers from the Stena Group, for an aggregate delivered purchase price of approximately $112 million. The vessels are currently under construction at Dalian Shipyard in China and are expected to be delivered in November 2005 and March 2006. Upon delivery, each vessel will start a 2 1/2 year bareboat charter with Stena Bulk at a rate of $18,700 net per day, which is equal to a time charter equivalent rate of approximately $24,500 per day. In addition, the Company has entered into an index linked profit sharing agreement with Stena Bulk, whereby Aries will receive a 30 percent share of profits on a quarterly basis.

On October 27, 2005 the Company announced that it entered into an agreement to acquire the Chinook, a 2001-built 38,700 dwt double-hulled products tanker, from German owners. The Chinook, which is a sister-ship of Aries' Bora and Nordanvind, is expected to be delivered in November 2005 and will join the Aries fleet with 14 months remaining on a 3-year time charter to the Italian stock listed group, Navigazione Montanari. The aggregate cost to acquire the vessel is $32.6 million, inclusive of the existing time charter at the gross rate of $13,100 per day for the remainder of 2005 and $13,700 per day until expiration of the contract in January 2007.

Fleet Deployment
----------------

All of Aries' 12 vessels are currently deployed on time charters with established international charterers and state owned entities. The time charters have remaining periods ranging from 10 months to almost 5 years, with an average of 3 years.

In addition to the bareboat charters the Company entered into for its recently acquired Panamax newbuildings and the 14-month time charter for the Chinook, during the third quarter, one of the Company's existing vessels commenced a new charter in direct continuation of a previous charter in accordance with commitments made last year. The container ship CMA CGM Seine commenced a 5 year time charter with the CMA CGM Group of France in September at a rate of $20,400 net per day.

Mr. Bolin continued, "Aries' recent acquisitions will result in the Company growing its products tanker fleet 47% in terms of deadweight tons, by March 2006. We are particularly pleased with the compelling price at which we acquired the Chinook, which should enable the Company to earn a strong return for shareholders in the future. In addition, the profit sharing agreement we signed for the two recently purchased Panamax newbuildings bodes well for the Company being able to take advantage of any future rate increases while maintaining a high degree of earnings visibility."

Mr. Bolin added, "A good indication of the strong spot market and the value of profit sharing arrangements are the current trading results of the Citius, a doubled-hulled products tanker. During the three month period from the end of August until the end of November, we expect to earn more than $1 million in revenues from our profit sharing agreement on this vessel. Our purchase of two new Panamax products tankers from the Stena Group includes a strong fixed bareboat charter rate which alone is sufficient to increase our dividend. In addition, we have the chance for greater upside with a 30 percent index linked profit sharing agreement."

The following table, details Aries' fleet deployment:

                                                                Expiration
                                      Year    Charterer/        of Time      Charter Hire
Vessel Name             Size          Built   Subcharterer      Charter      (net per day)
-----------             ----          -----   ------------      -------      -------------
Products Tankers

Altius                  73,400 dwt    2004    Deiulemar/Enel    Through      $14,860
                                                                6/09
Fortius                 73,400 dwt    2004    Deiulemar/Enel    Through      $14,860
                                                                8/09
Nordanvind              38,701 dwt    2001    PDVSA             Through      $19,988
                                                                10/08

Bora                    38,701 dwt    2000    PDVSA             Through      $13,331
                                                                11/05

                                              PDVSA             11/05 to     $19,988
                                                                11/08
High Land               41,450 dwt    1992    d'Amico           Through      $12,838
                                                                3/06

                                              Trafigura         Through      $16,575
                                                                4/08

High Rider              41,502 dwt    1991    d'Amico           Through      $12,838
                                                                3/06

                                              Trafigura         Through      $16,575
                                                                4/08

Citius                  83,970 dwt    1986    ST Shipping       Through      $18,330 +
                                                                8/06         50% of
                                                                             profits over
                                                                             and above
                                                                             $18,800

Stena Compass           72,750 dwt    2005    Stena Bulk        From         $18,700 +
                                                                11/05        30% index
                                                                Through      linked
                                                                5/08         profit
                                                                             sharing

Stena Compassion        72,750 dwt    2006    Stena Bulk        From 3/06    $18,700 +
                                                                Through      30% index
                                                                9/08         linked
                                                                             profit
                                                                             sharing

Chinook                 38,700 dwt    2001    Navigazione       From 11/05   $12,609
                                              Montanari         Through      through
                                                                1/07         2005.
                                                                             $13,186
                                                                             through 1/07

Container Vessels
CMA CGM Makassar         2,917 TEU    1990    CMA CGM           Through      $20,400
                                                                5/10
CMA CGM Seine            2,917 TEU    1990    CMA CGM           Through      $20,400
                                                                9/10
CMA CGM Energy           2,438 TEU    1989    CMA CGM           Through      $21,954
                                                                4/07
CMA CGM Force            2,438 TEU    1989    CMA CGM           Through      $21,954
                                                                6/07
Ocean Hope               1,800 TEU    1989    China Shipping    Through      $13,956
                                              Container Lines   6/07


1    Please see below for a reconciliation of EBITDA to net income.

Summary of Selected Data

                                                         Three Months Ended
(All amounts in US$000's, unless otherwise stated)       Sept 30,    June 30,
                                                          2005         2005
                                                        ---------    ---------
EBITDA RECONCILIATION(1)

     NET INCOME                                              411        1,953
     plus Net interest expense                             8,125        4,684
     plus Depreciation and Amortization                    3,268        2,759
     plus Change in fair value of derivatives                  -          277
                                                        ---------    ---------
     EBITDA                                               11,804        9,673
FLEET DATA
     Number of vessels                                        12           11
     Number of vessels on time charter                        12           11
     Weighted average age of fleet (in years)                 11         10.7
     Operating days                                        1,090          916
AVERAGE DAILY RESULTS (in US$'s):
     Time charter equivalent (TCE) rate                   19,600       17,536
     Vessel operating expenses                             4,831        4,567
     EBITDA                                               10,829       10,560


----------
(1) Aries considers EBITDA to represent net income plus net interest expense and depreciation and amortization and less the change in the fair value of derivatives. The Company's Management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company's operating performance required by GAAP. The Company's definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

Dividend Declaration
--------------------

Aries' Board of Directors declared a $0.52 per share dividend, covering the four month period between June 1, 2005 and September 30, 2005. The dividend is payable on November 28, 2005 to shareholders of record on November 10, 2005. Aries currently expects to pay a quarterly dividend in February, May, August and November of each year.

Mr. Bolin concluded, "The addition of the three newly acquired vessels further positions Aries to realize both short and long-term benefits from the expected strong rate environment in the products sector. We are pleased with the Company's progress since its IPO in June and remain committed to positioning the Company for long-term shareholder value."

Conference Call and Webcast Information
---------------------------------------

Aries Maritime Transport Limited will host an investor conference call on Tuesday, November 1, 2005, at 10:00 a.m. Eastern Time to discuss its results. To access the conference call domestically, dial (800) 657-1263 and for international access, dial (973) 633-8200. Following the teleconference, a replay of the call may be accessed domestically by dialing (877) 519-4471 or internationally by dialing (973) 341-3080 and entering the reservation number 6636097. The replay will be available from 12:00 p.m. eastern time on Tuesday, November 1, 2005, to 11:59 p.m. eastern time on Tuesday, November 15, 2005. The conference call will also be webcast live on the Company's website: www.ariesmaritime.com. A replay of the webcast will be available immediately following the call through Tuesday, November 15, 2005.

About Aries Maritime Transport Limited
--------------------------------------

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet, which has an average age of 8 years and is 100% double-hulled, consists of four MR tankers, two Panamax tankers and one Aframax tanker. Following the delivery of two double-hulled products tankers in November 2005 and one in March 2006, the company's products tanker fleet will have an average age of 6 years. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 15.7 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's products tankers and container vessels currently have time charter coverage.

"Safe Harbor" Statement Under the Private
Securities Litigation Reform Act of 1995
----------------------------------------

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.


ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED STATEMENT OF INCOME FOR
THE THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2005 AND JUNE 30, 2005 AND FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2005

(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

                                                        (Unaudited)                (Unaudited)           (Unaudited)
                                                  Three months period         Three months period        Nine months ended
                                               ended September 30, 2005        ended June 30, 2005         September 30, 2005
                                               ------------------------        -------------------         ------------------
REVENUES:

       Revenues                                          21,364                     16,063                   54,069
EXPENSES:
       Commissions                                         (340)                      (301)                    (984)
       Voyage expenses                                      (62)                         -                      (63)
       Vessel operating expenses                         (4,833)                    (3,872)                 (12,693)
       General and administrative                          (472)                      (352)                    (824)
       Depreciation                                      (5,971)                    (3,949)                 (13,869)
       Amortization of dry-docking and
       special survey costs                                (457)                      (428)                  (1,434)
       Management fees to related party                    (432)                      (312)                  (1,055)
                                                  ---------------            --------------          ----------------
                                                        (12,567)                    (9,214)                 (30,922)
                                                  ---------------            --------------          ----------------
       Net operating income                               8,797                      6,849                   23,147

OTHER INCOME (EXPENSES):
       Interest expense                                  (8,726)                    (4,848)                 (16,852)
       Interest income                                      441                         68                      559
       Other income (expenses), net                        (101)                        161                    (132)
       Change in fair value of derivatives                    -                       (277)                     378
                                                  ---------------            --------------          ----------------
       Total other income (expenses), net                (8,386)                    (4,896)                 (16,047)
                                                  ---------------            --------------          ----------------
               NET INCOME                                   411                      1,953                    7,100
                                                  ===============            ==============          ================

Pro forma earnings per share:
         Basic and diluted                                $0.01                      $0.07                    $0.25
                                                  ===============            ==============          ================

Pro forma weighted average number of shares:
         Basic and diluted                           28,416,877                 28,416,877               28,416,877
                                                  ===============            ==============          ================





ARIES MARITIME  TRANSPORT  LIMITED  UNAUDITED  CONSOLIDATED  BALANCE SHEET AS AT
SEPTEMBER 30, 2005 AND UNAUDITED CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2005

(All amounts expressed in thousands of U.S. Dollars)

                                                                              (Unaudited)     (Unaudited)
                                                                              SEPTEMBER 30,    JUNE 30,
                                                                                2005             2005
                                                                           ---------------   ------------
ASSETS
                        Current assets
                        --------------

      Cash and cash equivalents                                                    35,595         57,075
      Restricted cash                                                               2,999          1,507
      Trade receivables                                                               348            735
      Other receivables                                                                36            317
      Inventories                                                                     593            585
      Prepaid expenses and other                                                      546            328
      Due from related parties                                                        983            925
                                                                           ---------------  -------------
                        Total current assets                                       41,100         61,472
                        --------------------
                                                                           ---------------  -------------

      Vessels, net                                                                309,852        269,143
      Other fixed assets, net                                                          15              8
      Deferred charges, net                                                         2,275          2,045
                                                                           ---------------- --------------
                        Total non-current assets                                  312,142        271,196
                       -------------------------

                                                                           ---------------  -------------
                            Total assets                                          353,242        332,668
                            ------------
                                                                           ===============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY

                     Current liabilities
                     -------------------

      Current portion of long-term debt                                             1,700         14,179
      Accounts payable, trade                                                       3,701          3,027
      Accrued liabilities                                                           1,128          1,451
      Deferred income                                                               3,676          1,652
      Deferred revenue                                                              7,736          6,120
                                                                           ---------------  -------------
                     Total current liabilities                                     17,941         26,429
                     -------------------------
                                                                           ---------------  -------------

      Long-term debt, net of current portion                                      153,817        131,453
      Deferred revenue                                                             18,503         11,516
                                                                           ---------------  -------------
                         Total liabilities                                        190,261        169,398
                         -----------------
                                                                           ---------------  -------------

      Stockholders' equity Common stock, $0.01 par value, 100
      million shares authorized, 28.4 million shares issued and
      outstanding  at June 30, 2005 and at September 30, 2005                         284            284
      Additional paid-in capital                                                  140,823        141,523
      Retained earnings                                                            21,874         21,463
                                                                           ---------------  -------------
      Total stockholders' equity                                                  162,981        163,270
                                                                           ---------------  -------------
      Total liabilities and stockholders' equity                                  353,242        332,668
                                                                           ===============  =============


OTHER FINANCIAL DATA

(All amounts in US$000's)                                                 Nine Months Ended
                                                                         September 30, 2005
                                                                         ------------------


Net cash provided by operating activities                                         26,576
Net cash used in investing activities                                            (71,385)
Net cash provided by financing activities                                         75,070


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)



Dated:  November 1, 2005                        By:/s/ Richard J.H. Coxall
                                                --------------------------------
                                                Richard J.H. Coxall
                                                Chief Executive Officer





23248.0001 #613681